SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------
                                   SCHEDULE TO
                                 (Rule 14D-100)
                             TENDER OFFER STATEMENT
                 PURSUANT TO SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                               -------------------
                                DATA TRANSMISSION
                               NETWORK COPORATION
                      (Name of Subject Company (Issuer))
                               -------------------
                           DTN ACQUISITION CORPORATION
                                  VS&A-DTN, LLC
                      (Names of Filing Persons (Offerors))
                               -------------------
                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)
                                    238017017
                         (CUSIP Number of Common Stock)
                                -----------------
                               Jonathan D. Drucker
                                  VS&A-DTN, LLC
                                 350 Park Avenue
                            New York, New York 10022
                                 (212) 935-4990
           (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of Filing Persons)
                               -------------------
                                    Copy to:
                                Bertram A. Abrams
                               Proskauer Rose LLP
                                  1585 Broadway
                            New York, New York 10036
                               -------------------
[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

        [X]    third-party  tender  offer  subject to Rule 14d-1.
        [ ]    issuer tender  offer  subject  to Rule  13e-4.
        [ ]    going-private  transaction subject to Rule 13e-3.
        [ ]    amendment to schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

News Release



OMAHA, Neb.--(BUSINESS WIRE)--March 6, 2000--Data Transmission Network Corporation (DTN)(NASDAQ: DTLN - news), a leading business-to-business e-commerce and information services company serving the agriculture, weather, energy and financial services industries, today announced that it has signed a definitive agreement to be acquired by VS&A Communications Partners III, L.P., the private equity affiliate of New York media merchant bank Veronis, Suhler & Associates Inc. Total consideration for the transaction, inclusive of the purchase of the equity and assumption of outstanding debt, is approximately $470 million. DTN shareholders will receive $29.00 per share in an all-cash tender offer to be commenced within 10 business days. The tender offer is made subject to the tender of at least 90 percent of DTN's outstanding shares, the receipt of certain government approvals and other customary conditions. If less than 90 percent of the outstanding shares of DTN are tendered, DTN has agreed to merge with an affiliate of VS&A Communications Partners III. Under the terms of that agreement, DTN's shareholders would receive $29.00 cash per share for their DTN stock. The closing of the merger is also subject to government and shareholder approvals and other customary conditions.

DTN has approximately 12.0 million shares outstanding, and has issued options to purchase approximately 1.7 million additional shares. Holders of over 50.1 percent of the company's outstanding shares have agreed to accept the tender offer and vote to approve the merger.

DTN's Board of Directors has unanimously recommended that DTN's shareholders accept the tender offer and also approved the merger. Greif & Co. served as financial advisor to DTN and has rendered a fairness opinion to DTN's board.

Greg Sloma, President and Chief Operating Officer of DTN, noted, "We are excited about the prospect of teaming up with VS&A and capitalizing on their vast experience in the media, communications and information industries. VS&A is an ideal partner to enable us to achieve our goal of becoming the preeminent electronic commerce and information source in our four core industry segments."

Jeffrey T. Stevenson, President of VS&A Communications Partners III, said, "We have long admired DTN's strong market position, financial performance, professionalism and reputation in the markets it serves. Its recent extensions into Internet-based distribution and e-commerce served to further our respect for DTN and its management team. We are pleased to have the opportunity to join with DTN management to build upon the company's strengths in each of the attractive information markets it serves. We expect to help DTN leverage its proprietary digital content; its leading-edge distribution network; and its large base of loyal customers to strengthen existing products, as well as to introduce new products and services. We are particularly excited about the potential  that  exists  in  the  e-commerce  arena."  Headquartered  in  Omaha,
Nebraska, DTN is a leading business-to-business electronic commerce and information services company with more than 1,000 employees in eight locations across the U.S., and approximately 167,000 subscribers throughout the U.S. and Canada.

DTN has served professional users in the agriculture, weather, energy and financial services industries since it was founded in 1984. For each of these sectors, DTN provides its customers with targeted (proprietary and third party) time-sensitive information through a variety of distribution methods including Internet, satellite, leased lines and other technologies. The Company announced revenues of $167 million and operating cash flow (EBITDA) of $62 million for the fiscal year ending December 31, 1999.

Visit the DTN web site for company  and  investor  information  at www.dtn.com.

Since 1987, VS&A Communications Partners has managed three private equity funds, which have acquired 20 portfolio companies in the media, communications and information industries. Its third fund, VS&A Communications Partners III, L.P., capitalized at $1.0 billion, is the largest private equity fund dedicated exclusively to investments in the media, communications and information industries. Veronis, Suhler (www.veronissuhler.com) is a leading independent merchant bank dedicated to the media, communications and information industries. Since its formation in 1981, the firm has acted as a financial advisor across the full spectrum of media industry segments including Broadcasting, Cable & Entertainment; Newspaper Publishing; Consumer Magazines; Business Information Services; Consumer,

Professional & Educational Books; Business-to-Business Communications; Specialty Media & Marketing Services; and the Internet.

CONTACT:

     Data Transmission Network Corporation:
     402-390-2328
     Brian Larson, CFO
     Greg Sloma, President & COO
     Joe Urzendowski, Vice President/Operations
      or
     VS&A Communications Partners:
     Allan Ripp, Ripp & Associates, 212-721-7468
     Julie Farin, 212-935-4990


     THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF DATA TRANSMISSION NETWORK CORPORATION. AT THE TIME THE OFFER IS COMMENCED, VS&A-DTN, LLC WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND DATA TRANSMISSION NETWORKS CORPORATION WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION, WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS, AS WELL AS THE
     SOLICITATION/RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO ALL STOCKHOLDERS OF DATA TRANSMISSION NETWORK CORPORATION AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS FILED WITH THE COMMISSION) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL ALSO BE AVAILBEL AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV.



                                       3